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                                                                  Exhibit 99 (1)

                                 PRESS RELEASE
   [LOGO]                                                             [LOGO]
Schlumberger                                                           CAMCO



FOR IMMEDIATE RELEASE: FRIDAY, JUNE 19, 1998

SCHLUMBERGER AND CAMCO ANNOUNCE MERGER AGREEMENT

New York, June 19 -- Schlumberger [NYSE:SLB] and Camco [NYSE:CAM] today announced the signing of a definitive merger agreement by Schlumberger Technology Corporation, a wholly owned subsidiary of Schlumberger, and Camco, which was unanimously approved by the boards of directors of the companies. The combined company will offer an unmatched array of oilfield services to its customers for reservoir optimization throughout the world.

Under the terms of the agreement, Camco shareholders will receive 1.18 newly issued shares of Schlumberger common stock for each outstanding share of Camco common stock. The exchange ratio is fixed and not subject to adjustment. The transaction is expected to be tax free to Camco shareholders and will be accounted for as a pooling of interests. Based on the closing price of Schlumberger yesterday at $69 15/16 and Camco's 38 million common shares outstanding, the transaction is currently valued at about $3.14 billion.

Consolidated operating revenue and net income of Schlumberger and Camco would have been approximately $11.6 billion and $1.38 billion in 1997. The current combined market capitalization is approximately $37 billion. Camco will be operated as a division within the Schlumberger Oilfield Services group.

Euan Baird, Chairman and Chief Executive officer of Schlumberger, said, "This combination provides an exciting opportunity to further enhance our position as the leader in the reservoir optimization business. The highly complementary activities of Camco improve our capability to respond to customers' demands for integrated solution and to engineer systems to improve the productivity of their oil and gas operations."

Gilbert Tausch, Chairman and Chief Executive Officer of Camco, said, "This merger satisfies Camco's strategic plan to be able to participate in more phases of our customers' field operations. Camco will be able to add its technology of production operations to the well known technology of Schlumberger in ares of reservoir enhancement. We have practically no overlap of operations and have worked successfully with Schlumberger in many areas of the world."

Schlumberger and Camco have historically been the most profitable companies in their peer group. Both companies have an extensive geographic presence worldwide, exhibit an excellent cultural fit and share strengths in relationships with customers, governments and suppliers.

The merger will enhance services for customers, broaden opportunities for employees, and add value for shareholders. The transaction is expected to be accretive to earnings per share in 1999, which is anticipated to be the first


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full year of combined operations. It is subject to the approval of Camco shareholders as well as customary regulatory approvals. The transaction is expected to close around the end of the third quarter of 1998.

Schlumberger is a worldwide leader in technical services with 63,500 employees and operations in over 100 countries. In 1997, revenue was $10.65 billion.

Camco International Inc. is a worldwide oilfield equipment and service company providing specialized products and services in drilling, well completion, production and well services for the oil and gas industry. Camco's trade names include Camco Coiled Tubing Services, Camco Products, Camco Wireline, Hycalog, Lasalle Engineering, Lawrence Technology, Production Operators, Reda, Reed Tool and Site Oil Tools.

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For further information, contact:
--------------------------------

Simone Crook
Director Investor Relations & Communications
Schlumberger Limited New York
Phone: (1-212) 350-9432
Email: crook@new-york.sl.slb.com

Claude Suter
Investor Relations & Communications
Schlumberger Limited Paris
Phone: (33-1) 40 62 13 30
Email: suter@paris.sl.slb.com

Bruce Longaker
Vice President, Finance
Camco International, Inc. - Houston
Phone: (1-713) 749-5650



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